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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

eMagin Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29076N 10 7

(CUSIP Number)

Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 10 7

1.	Name of Reporting Person: Stillwater LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,559,521[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,559,521[1]

		10.	Shared Dispositive Power: 2,016,745[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,576,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.2%

14.	Type of Reporting Person (See Instructions): OO

[1]	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated June 26, 2002, April 25, 2003, March 3, 2004, and November 3, 2004.

[2]	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No. 29076N 10 7

1.	Name of Reporting Person: Ginola Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,146,466[3]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,146,466[3]

		10.	Shared Dispositive Power: 3,508,329[4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,654,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.5%

14.	Type of Reporting Person (See Instructions): CO

[3]	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated April 25, 2003, March 3, 2004, and November 3, 2004.

[4]	Consists of shares of Issuer’s Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7

     This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, and Amendment No. 4 to the Schedule 13D filed November 5, 2004 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 2070 Route 52, Hopewell Junction, New York 12533.

     In accordance with Exchange Act Rule 13d-2, this Amendment No. 5 amends and supplements only information that has materially changed since the November 5, 2004 filing of Amendment No. 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

		Common Stock	Percent
		Beneficially Owned	of Class

(a)	Stillwater [1]	14,576,266	17.2%
	Ginola [3]	8,654,795	10.5%

		Common Stock	Percent
(b)	Stillwater	Beneficially Owned	of Class

	Sole Voting Power [1]	12,559,521	14.8%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power [1]	12,559,521	14.8%
	Shared Dispositive Power [2]	2,016,745	2.5%

		Common Stock	Percent
	Ginola	Beneficially Owned	of Class

	Sole Voting Power [3]	5,146,466	6.3%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power [3]	5,146,466	6.3%
	Shared Dispositive Power [4]	3,508,329	4.4%

1	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated June 26, 2002, April 25, 2003, March 3, 2004, and November 3, 2004.

2	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

3	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated April 25, 2003, March 3, 2004, and November 3, 2004.

4	Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7

(c) Since the filing of Amendment No.4 to Schedule 13D on November 5, 2004 the following transactions were effected:

          (i) Ginola exercised a warrant on November 24, 2004 for 123,288 shares of Issuer’s Common Stock at an exercise price of $0.5469 per share;

          (ii) Ginola exercised a warrant on January 13, 2005 for 218,657 shares of Issuer’s Common Stock at an exercise price of $0.5469 per share;

          (iii) Stillwater exercised a warrant on January 13, 2005 for 1,276,356 shares of Issuer’s Common Stock at an exercise price of $0.5469 per share;

          (iv) A corporation, in which its investment manager is the sole member of Stillwater and its sole shareholder is the sole shareholder of Ginola, elected to do a cashless exercise of a warrant on February 25, 2005 for 289,310 shares of Issuer’s Common Stock at an exercise price of $0.7542 per share and received a net amount of 73,272 shares of Issuer’s Common Stock after the cashless exercise of such warrant;

          (v) A corporation, in which its investment manager is the sole member of Stillwater and its sole shareholder is the sole shareholder of Ginola, is now deemed to be the beneficial owner of 297,419 Warrants, with an exercise price of $1.21 per share, because such Warrants are now exercisable within 60 days;

          (vi) Ginola is now deemed to be the beneficial owner of 297,419 Warrants, with an exercise price of $1.21 per share, because such Warrants are now exercisable within 60 days; and

          (vii) A trustee, which has similar directors as Ginola, is now deemed to be the beneficial owner of 325,400 Warrants, with an exercise price of $1.21 per share, because such Warrants are now exercisable within 60 days. This disclosure shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

(d) Not applicable.

(e) Not applicable.

Item 7. To Be Filed as Exhibits.

Exhibit	Description	Page
No.
1	Agreement of Reporting Persons to file joint statement on Schedule 13D	6

CUSIP No. 29076N 10 7

Signatures

     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2005

STILLWATER LLC
By:	/s/ Mortimer D.A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED
By:	/s/ Steven Meiklejohn
	Name:	Steven Meiklejohn
	Title:	Director